FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: December 31, 1997


NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 10, 1999
NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary

                   AT&T CAPITAL CORPORATION AND SUBSIDIARIES
                         AND NEWCOURT CREDIT GROUP INC.
             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma consolidated statement of income of AT&T Capital Corporation and Subsidiaries ('AT&T Capital' or the 'company') and Newcourt Credit Group Inc. ('Newcourt') is based on the historical Consolidated Financial Statements of AT&T Capital and Newcourt for the year ended December 31, 1997. The unaudited pro forma consolidated income statement has been prepared assuming the Newcourt Acquisition had occurred on January 1, 1997. An unaudited pro forma consolidated balance sheet at any point in time and an unaudited pro forma statement of income for any period subsequent to December 31, 1997 have not been presented since Newcourt's unaudited consolidated balance sheet and statement of income as of and for the year ended December 31, 1998, which are included and incorporated by reference in the Registration Statement of which this prospectus is a part, reflect the Newcourt Acquisition at that time and during that period, respectively. On January 12, 1998, Newcourt, an Ontario corporation, consummated the purchase (the 'Newcourt Acquisition') of all of the outstanding shares of common stock of AT&T Capital, pursuant to a Stock Purchase Agreement dated as of November 17, 1997 (the 'Stock Purchase Agreement') among the company, Newcourt, Hercules Holdings (Cayman) Ltd. ('Hercules'), the former direct owner of 97.4% of the company's common stock, and by 21 members and one former member of the senior management of the company. In connection with the Newcourt Acquisition, all of the outstanding shares of common stock of the company were transferred to Newcourt Holdings USA, Inc., a newly-formed Delaware corporation which is a wholly-owned subsidiary of Newcourt. As a result of the Newcourt Acquisition, all of the outstanding shares of common stock of the company are owned indirectly by Newcourt.

     The aggregate purchase price pursuant to such Stock Purchase Agreement paid by Newcourt to the stockholders of AT&T Capital was approximately $1.7 billion comprised of approximately $1.1 billion in cash and the remainder comprising approximately 17.6 million of Newcourt common shares. Such shares were issued entirely to Hercules and generally may not be transferred for periods ranging from 6 to 18 months following the date of the Newcourt Acquisition. The cash portion of the purchase price paid by Newcourt was raised through the issuance by Newcourt of 38.5 million shares of Newcourt common stock at approximately $32.50 per share to employees of Newcourt and the public in Canada and the United States. See the company's Current Report on Form 8-K dated February 9, 1998, as amended by the company's Current Report on Form 8-K/A dated February 18, 1998, both incorporated by reference in this Registration Statement, for the prospectus filed by Newcourt in connection with its registration of fully paid subscription rights to receive one common share of Newcourt.

     The following pro forma financial information is unaudited and should be read in conjunction with the accompanying notes thereto and with the company's 1997 audited consolidated financial statements, incorporated by reference in this Registration Statement, and with the consolidated financial statements included in Newcourt's Form 6-K for the years ended December 31, 1997 and 1996, incorporated by reference in this Registration Statement. The pro forma financial information is not necessarily indicative of the results of operations that would have been achieved had the Newcourt Acquisition and the related transactions actually occurred on the date referred to above, nor is it necessarily indicative of the results of future operations, because such unaudited pro forma financial information is based on estimates of financial effects that may prove to be inaccurate over time.

                   AT&T CAPITAL CORPORATION AND SUBSIDIARIES
                         AND NEWCOURT CREDIT GROUP INC.
              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                          U.S.
                                                         GAAP/$      AT&T        PRO FORMA               PRO FORMA
                                                        NEWCOURT    CAPITAL      ADJUSTMENTS    NOTE    CONSOLIDATED
                                                        ---------   ---------   ------------   -----    ------------
                                                         NOTE 2      NOTE 1
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

FEE AND AFFILIATE INCOME:
     Securitization and syndication fees.............   $143,570    $ 82,663                              $226,233
     Net income from affiliated companies............      6,902                                             6,902
     Management fees.................................     25,794     261,701                               287,495
                                                        --------    --------                            ------------
          TOTAL FEE BASED INCOME.....................    176,266     344,364                               520,630
     Net rental revenue from operating leases........                279,968                               279,968
     Net finance income..............................     51,027      25,208                                76,235
                                                        --------    --------                            ------------
          TOTAL ASSET FINANCE INCOME.................    227,293     649,540                               876,833
     Selling, general and other operating expenses...    130,092     525,383                               655,475
     Depreciation and amortization...................     14,760      20,345      $  30,200       4b        65,305
     Distributions on Preferred Securities...........                 18,120                                18,120
                                                        --------    --------     -----------             ------------
Income before loss on sale of businesses, net,
  restructuring charges and taxes....................     82,441      85,692      $ (30,200)               137,933
     Loss on sales of businesses, net................                 18,563                                18,563
     Restructuring charges...........................     49,377      35,093                                84,470
                                                        --------    --------     -----------             ------------
Income before taxes..................................     33,064      32,036      $ (30,200)                34,900
     Provision for (benefit of) income taxes.........     (4,742)     11,029                                 6,287
                                                        --------    --------     -----------             ------------
          NET INCOME.................................   $ 37,806    $ 21,007      $ (30,200)              $ 28,613
                                                        --------    --------     -----------             ------------
                                                        --------    --------     -----------             ------------
Basic and diluted earnings per common share..........                                                         $.23
                                                                                                              ----
                                                                                                              ----

   See accompanying explanatory notes to the unaudited Pro Forma Consolidated
                              Statement of Income.

                   AT&T CAPITAL CORPORATION AND SUBSIDIARIES
                         AND NEWCOURT CREDIT GROUP INC.
           EXPLANATORY NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED
                              STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. BASIS OF PRESENTATION

     The unaudited pro forma consolidated statement of income has been prepared using the following information:

          (a) Audited consolidated financial statements of Newcourt Credit Group Inc. ('Newcourt') as of and for the year ended December 31, 1997, which are incorporated by reference in this Registration Statement (See Note 2);

          (b) Audited consolidated financial statements of AT&T Capital Corporation ('AT&T Capital' or the 'company') as of and for the year ended December 31, 1997, which are incorporated by reference in this Registration Statement. Certain financial statement items have been reclassified from the audited consolidated financial statements of AT&T Capital in order to conform to the presentation used by Newcourt. These reclassifications are as follows:

                                                PER AT&T CAPITAL       PRO FORMA                        NEWCOURT
                                                  PRESENTATION      RECLASSIFICATION       NOTE       PRESENTATION
                                                ----------------    ----------------    -----------   ------------
INCOME STATEMENT CATEGORY*
Finance revenue..............................         229,855            (229,855)          (1)           --
Capital lease revenue........................         361,124            (361,124)          (1)           --
Rental revenue on operating leases...........         834,027            (834,027)          (2)           --
Equipment sales..............................          49,349             (49,349)          (3)           --
Other revenue, net...........................         257,121            (257,121)          (3)           --
Interest expense.............................         451,470            (451,470)          (1)           --
Operating and administrative.................         545,728             (20,345)          (4)           525,383
Depreciation on operating leases.............         554,059            (554,059)          (2)           --
Cost of equipment sales......................          44,769             (44,769)          (3)           --
Provision for credit losses..................         114,301            (114,301)          (1)           --

Net finance income...........................        --                    25,208       sum of (1)         25,208
Net rental revenue from operating leases.....        --                   279,968       sum of (2)        279,968
Management fees..............................        --                   261,701       sum of (3)        261,701
Depreciation and amortization................        --                    20,345           (4)            20,345

------------

(1) Finance revenue, Capital lease revenue, Interest expense and Provision for credit losses have been reclassified to the caption Net finance income.

(2) Rental revenue on operating leases and Depreciation on operating leases have been reclassified to the caption Net rental revenue from operating leases.

(3) Other revenue, net, Equipment sales and Cost of equipment sales have been reclassified to the caption Management fees.

(4) Depreciation on property, plant and equipment and goodwill amortization have been reclassified from Operating and administrative to the caption Depreciation and amortization.

* Descriptions may differ slightly in the Newcourt presentation. See AT&T Capital Corporation and Subsidiaries and Newcourt Credit Group
   Inc. -- Unaudited Pro Forma Consolidated Income Statement.

          (c) Such other supplementary information as was considered necessary to reflect the acquisition of the company by Newcourt (the 'Newcourt Acquisition') in these unaudited pro forma consolidated financial statements.

2. NEWCOURT CREDIT GROUP INC.

     The financial statements of Newcourt as of and for the year ended December 31, 1997, incorporated by reference in this Registration Statement, were prepared in accordance with accounting principles generally accepted in Canada and are expressed in Canadian dollars. For the purposes of this unaudited pro forma consolidated financial information, the following adjustments have been made to the income statement of Newcourt to conform them to U.S. generally accepted accounting principles in U.S. dollars.

     (a) Differences between Generally Accepted Accounting Principles ('GAAP') in Canada and the United States.

          (i) For Canadian GAAP purposes, unrealized translation gains and losses on long term monetary items are deferred and amortized over the remaining terms of those items. For U.S. GAAP purposes, such gains and losses are recorded in income immediately.

          (ii) For Canadian GAAP purposes, amounts paid to employees to retire issued stock options without issuing common stock are recorded as capital transactions. For U.S. GAAP purposes, such amounts paid are recorded as compensation expense.

          (iii) For Canadian GAAP purposes, finance assets sold to securitization vehicles are not consolidated. Under U.S. GAAP, certain of these securitization vehicles are required to be accounted for under the equity method of accounting while others are required to be consolidated. Accordingly, for U.S. GAAP purposes, gains relating to these asset sales have been deferred, and, in the case of consolidated vehicles, the assets and liabilities have been recorded on the balance sheet. The deferred gains will be recognized in income as the related finance assets are collected.

          (iv) The restructuring charge was reduced for costs that would have been accrued as an adjustment to the liabilities assumed relating to a recent acquisition and the rationalization of certain Newcourt businesses in Canada and the United States under U.S. GAAP, rather than expensed as permitted by Canadian GAAP.

     The following tables summarizes the differences between what was reported by Newcourt in its financial statements under Canadian GAAP and what has been reflected herein for U.S. GAAP purposes for the year ended December 31, 1997:

     Income Statement:

Net income for the year ended December 31, 1997 as reported under Canadian GAAP....   $26,318
Difference in accounting for foreign exchange gains (losses) (net of income tax
  recovery of $4,466)..............................................................    (5,458)
Difference in accounting for options retired.......................................      (796)
Difference in accounting for securitization transactions (net of income taxes of
  $3,153)..........................................................................     3,964
Difference in accounting for restructuring charge (net of income taxes of
  $11,272).........................................................................    13,778
                                                                                      -------
Net income for the year ended December 31, 1997 reported under U.S. GAAP...........   $37,806
                                                                                      -------
                                                                                      -------

     (b) Currency

     The audited consolidated financial statements of Newcourt are expressed in Canadian dollars. For the purposes of this unaudited pro forma consolidated financial information, the consolidated statement of income of Newcourt has been translated into U.S. dollars using the weighted average exchange rate for the year ended December 31, 1997 of 1.3839.

3. PRO FORMA ASSUMPTIONS

     (a) The acquisition, pursuant to an agreement dated November 17, 1997, whereby Newcourt agreed to purchase all of the issued and outstanding common shares of AT&T Capital, subject to satisfaction of certain closing conditions, for approximately $1.7 billion payable as follows:

          (i) approximately $1.1 billion by means of cash payment at closing;
     and

          (ii) the remainder by the issuance of approximately 17.6 million of Newcourt common shares at closing.

     (b) The acquisition of AT&T Capital has been accounted for using the purchase method. The difference between the purchase price and estimated fair value of the net assets acquired has been allocated to goodwill. The amount assigned to goodwill will be amortized as a reduction to income over a 35 year period.

     (c) The issuance of 38.5 million Newcourt common shares, pursuant to a prospectus filed with the Securities and Exchange Commission on November 24, 1997, which resulted in Newcourt receiving net proceeds (after the underwriters' fees and the expenses of issue) of approximately $1.2 billion.

4. PRO FORMA ADJUSTMENTS

     The pro forma adjustments contained in this pro forma consolidated financial information include all adjustments which management believes is necessary to present AT&T Capital's assets and liabilities at their respective fair values at January 12, 1998. The following adjustments have been made to reflect the Newcourt Acquisition:

     (a) The unaudited pro forma statement of income does not reflect any nonrecurring items directly attributable to the acquisition such as restructuring charges (to cover the termination of certain employees, closure of duplicate facilities and related items) and any future reduction in expenses that are expected to be realized.

     (b) Amortization of goodwill over a 35 year period.

5. EARNINGS PER SHARE

     Earnings per share reflects the issuance by Newcourt of approximately 56.1 million common shares arising from the acquisition of the company combined with the average number of Newcourt common shares outstanding (subsequent to the subdivision of the common shares) during the period.